

July 19, 2013

Via E-mail
Stefan Joselowitz
Director and Chief Executive Officer
MiX Telematics Limited
Howick Close
Waterfall Park
Midrand, South Africa 1686

> **Re: MiX Telematics Limited**
> **Registration Statement on Form F-1**
> **Filed July 3, 2013**
> **File No. 333-189799**

Dear Mr. Joselowitz:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 24, 2013.

Risk Factors, page 13

1.   Many of the amended risk factor headings express the potential adverse consequence of the uncertainty or condition posing the risk in terms that are generic. Describing the risk resulting from the conditions or uncertainty in terms such as "could materially and adversely affect [y]our business, results of operations and financial condition" or "could adversely reduce the value of your investment" fails to inform investors of the most significant specific risk that is posed. Please further revise to avoid generic conclusions and tailor each subheading to succinctly describe the specific risk to your business that is threatened by the uncertainty or condition that poses the risk. For guidance, refer to sample comments 37 and 38 of Staff Legal Bulletin No. 7A (June 7, 1999).

Forward-Looking Statements, page 45

2.   Please delete the claims that the forward looking statements in your registration statement
        are statements within the meaning of the terms as defined by the Securities Act and the
        Exchange Act. See Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D)
        of the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

3.   We note your disclosures on page 56 where you state that in fiscal year 2013, you
        collected data on an average of approximately 57 million trips per month representing as
        many as 3 billion vehicle locations per month. Please explain further the relevance of
        this data to your overall business. In this regard, tell us whether your subscription
        revenues are impacted by the number of trips or vehicle locations. If so, tell us your
        consideration to include this information for all periods presented along with a discussion
        of the impact of such amounts on your results of operations.

Factors Affecting Our Performance, page 58

4.   Regarding your revisions in response to prior comment 17, to the extent that the five
        different factors you mention in this section represent material challenges, please further
        expand to discuss the actions that management is taking to address these challenges.

Results of Operations

Results of Operations for the Fiscal Year 2013 Compared to Fiscal Year 2012, page 62

5.   We note your response to prior comment 20 and your disclosure on page 59 that your
        subscription revenue, cost per subscriber and the subscriber retention pattern differ by
        type of subscriber. Tell us what consideration you gave to disclosing your revenues and
        vehicles under subscription by type of subscriber (i.e., large enterprise vehicle fleets,
        small fleet operators and consumers), with explanations for changes between periods
        presented. Please supplementally provide this information in your response.

6.   We note the revised disclosures regarding subscription revenue by geographic region in
        response to prior comment 21. Please further revise to disclose the number of vehicles
        under subscription by geographic region as provided in your supplemental response.

7.   We note from your response to prior comment 21 that you have referred investors to
        "Results of Operations" for a discussion of material changes in your segment revenue
        that have impacted your financial results for the periods presented. However, you do not
        appear to provide explanations for changes in your segment revenues within your

"Results of Operations" discussion. Please revise to include this information, along with a discussion regarding how these revenues were impacted by type of subscriber and vehicles under subscription.

Cost of Sales, page 62

8.   We note your response to prior comment 22. Considering your subscription revenue and hardware revenue comprise significantly different percentages of your total revenues; they have significantly different profit margins; and they have historically had different growth rates, please explain further why separate disclosure of the gross profit margin for each of these revenue streams would not be important information to investors.

Sales and Marketing, page 63

9.   We note your revisions in response to prior comment 19 on pages 63 and 65. Please expand to discuss and quantify the extent to which each headcount and salary increase affected your sales and marketing and administration costs. Currently, you only disclose the percentage increase in headcount and salaries.

Leverage, page 68

10.   In accordance with prior comment 25, please disclose why you believe that a leverage ratio of 60% is optimal.

Business

Broad Based Black Economic Empowerment, page 92

11.   Refer to the last sentence of the second paragraph. Please expand your disclosure to indicate whether the BBBEE targets you must meet require compliance throughout the term of the contracts. If so, briefly summarize the potential consequences of non-compliance. In addition, consider expanding to discuss and provide quantitative context to the portion of your revenues currently subject to BBBEE targets.

Principal and Selling Shareholders, page 111

12.   Regarding your revisions in response to prior comment 35, please:
   • Name the natural persons that share the voting and investment power over the shares addressed by footnote (1);
   • Clarify how the arrangements that require "consultation with and agreement by the other trustees" operate in footnotes (2), (3), (5), and (23). If other persons share either voting or investment power, name those persons, or to the extent neither voting nor investment powers are shared with others in these "consultations and agreements," so state; and

- Disclose the natural persons that have voting and investment power over the shares held of record by Q&J Baille.

Shares Eligible for Future Sale, page 137

13.   You do not appear to disclose the number of shares that can be sold under Regulation S, in accordance with the first bullet point of prior comment 40. Please advise or revise.

Taxation

South African Tax Considerations, page 139

14.   Please include the consent of Werksmans Attorneys to the reference to that firm and to the summary of its opinions in the prospectus. We note that the consent in exhibit 5.1 only relates to the disclosure under "Legal Matters."

Financial Statements for the Years Ended March 31, 2013 and 2012

Notes to the Financial Statements

Note 2. Summary of significant accounting policies

Note 2.6 Intangible assets

(d) Computer software, technology, in-house software and product development, page F-16

15.   Based on your response to prior comment 45, it appears that your product development costs include a number of hardware elements. Please tell us how you considered paragraph 4 of IAS 38 in determining the appropriate classification of these costs.

16.   Further, we note that your developed software will form part of one of your SaaS platforms and will typically operate in conjunction with your firmware and in-vehicle-devices. Tell us how you considered paragraph 20 of IAS 38 and if you evaluated whether these expenditures are necessary to maintain the future economic benefits embodied in your existing SaaS platforms. As part of your response, tell us how you will measure the economic benefits directly attributable to these expenditures. Please also tell us if you have measured the direct economic benefits derived from past capitalized expenditures and if your assumptions have been consistent with actual outcomes.

2.22 Revenue recognition, page F-25

17.   We note from your revised disclosures on page 71, in response to prior comment 46, that when subscription revenue for fleet products are billed in advance, the revenue is initially deferred and only recognized in the period in which the service is provided. Please tell us

approximately what percentage of your fleet contracts are billed in arrears and what percentage is billed in advance. For those billed in advance, tell us how frequently you invoice for these arrangements (i.e., quarterly, semi-annually, annually, etc.). Also, tell us the amount of deferred revenue from these arrangements for each period presented and where you have classified such amounts in your statement of financial position.

18.   We note your response to prior comment 51. Please revise to disclose your revenue recognition policies relating to sales made to distributors and sales made to dealers.

Item 8. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

19.   Regarding paragraph 3.6, it is not appropriate to assume a legal matter that is fundamental to a determination that the shares have been validly authorized and when issued, will be fully paid and non-assessable. Please file a revised opinion that omits or significantly narrows this assumption.

20.   Paragraph 6.3 appears to limit the opinion to only "certain South African tax matters" in your Registration Statement. It is also unclear what constitutes a statement of South African law. Please file a revised opinion that specifically identifies the portions of the filing that represent counsel's opinion.

21.   Please file a revised opinion that removes the inappropriate limitation on the rights of investors in paragraph 11.

22.   Expand the opinion to address the shares to be sold by selling shareholders

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions. You may also contact Corey Jennings in the Office of International Corporate Finance at (202) 551-3258. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Kenneth G. Alberstadt, Esq.
        Akerman Senterfitt LLP